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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                               DEXTER CORPORATION
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                       (Name of Subject Company (Issuer))

                         ISP ACQUISITION CORP. (OFFEROR)
                     an indirect wholly-owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

             Common Stock, par value $1.00 per share, together with
                associated Rights to Purchase Fractional Units of
                                 Preferred Stock
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                         (Title of Class of Securities)

                                    252165105
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                      (CUSIP Number of Class of Securities)

                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
-------------------------------------- ----------------------------------------
           Transaction
            Valuation*                           Amount of Filing Fee
          $1,060,424,400                             $191,392.10
-------------------------------------- ----------------------------------------

NY2:\930545

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (i) 23,195,118 shares of common stock of Dexter Corporation outstanding as of May 15, 2000 and (ii) 369,868 shares of common stock of Dexter Corporation subject to options as of December 31, 1999 (less 2,299,200 shares of common stock of Dexter Corporation owned by an affiliate of the Offeror), at a price per share of $45.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $191,392.10       Filing Party: International Specialty
                                                        Products Inc.

Form or Registration No.: Schedule TO     Date Filed:   June 26, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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

                                   SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed with the Securities and Exchange Commission on June 26, 2000 by International Specialty Products Inc., a Delaware corporation ("ISP"), and ISP Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of ISP. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation, a Connecticut corporation, and the associated rights to purchase fractional units of Preferred Stock of Dexter (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The item numbers and response thereto below are in accordance with the requirements of Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

         On July 11, 2000, ISP issued a press release announcing the termination of the Offer. A copy of the press release is filed as Exhibit (a)(1)(G)(b) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented with the following information:

         Exhibit (a)(1)(G)(b): Press release issued by ISP, dated July 11, 2000.



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

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ISP ACQUISITION CORP.



                                By:          /s/ Randall R. Lay
                                    -------------------------------------------
                                          Name:  Randall R. Lay
                                          Title: Executive Vice President and
                                                 Chief Financial Officer



                                INTERNATIONAL SPECIALTY PRODUCTS INC.



                                By:          /s/ Randall R. Lay
                                    -------------------------------------------
                                          Name:  Randall R. Lay
                                          Title: Executive Vice President and
                                                 Chief Financial Officer





Dated:  July 12, 2000


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

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
----------      -----------

(a) (1) (A)*    Offer to Purchase, dated June 26, 2000.

(a) (1) (B)*    Letter of Transmittal.

(a) (1) (C)*    Notice of Guaranteed Delivery.

(a) (1) (D)*    Form of letter from Chase Securities Inc. to Brokers,
                Dealers,  Commercial  Banks,  Trust Companies and Nominees.

(a) (1) (E)*    Form of letter to clients  for use by  Brokers,  Dealers,
                Commercial  Banks,  Trust  Companies  and Nominees.

(a) (1) (F)*    Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

  (a)(1)(G)* Press release issued by International Specialty Products Inc., dated June 26, 2000, announcing the commencement of the Offer.

        (b) Press release issued by International Specialty Products Inc., dated July 11, 2000, announcing the termination of the Offer.

  (a)(1)(H)* Summary Advertisement, dated June 26, 2000, appearing in the New York Times.

        (b)* Commitment Letter, dated June 20, 2000, among The Chase Manhattan Bank, Chase Securities Inc. and ISP Opco Holdings Inc.

        (d)* Confidentiality Agreement, dated February 22, 2000, between Dexter Corporation and International Specialty Products Inc.

        (g)     Not applicable.




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* Previously filed.


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